Date & Time: Wednesday, April 3, 2019, 7:45am Australian Eastern Standard Time Tuesday, April 2, 2019, 4:45pm US Eastern Daylight Time   Register: Interested investors can register via a link to the webcast on the Company’s website at the following link. https://fnn.webex.com/fnn/onstage/g.php?MTID=e94df697865171ec3d04084859139fb75   Eftilagimod Alpha Clinical Development Update and New Data from Ongoing Melanoma Study Exhibit 99.1

The purpose of the presentation is to provide an update of the business of Immutep Limited ACN 009 237 889 (ASX:IMM; NASDAQ:IMMP). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Immutep and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company’s filings to the ASX and SEC for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified.  No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Immutep’s control.  Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks.  Because actual results could differ materially to assumptions made and Immutep’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.  Additionally, the INSIGHT investigator sponsored clinical trial described in this presentation is controlled by the lead investigator and therefore Immutep has no control over this clinical trial. This presentation should not be relied on as a recommendation or forecast by Immutep. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. Notice: Forward Looking Statements

LAG-3 Overview

Evolution of Checkpoint Therapies

immutep LAG-3 IMMUNOTHERAPY

LAG-3 has the potential to be the next meaningful checkpoint target…



Evolution of Immuno-Oncology Therapies
Yervoy
Keytruda
Opdivo/ Yervoy combination
Keytruda/ chemo combination
Opdivo/ anti-LAG-3 Combination(1)
2011
`12
`13
`14
`15
`16
`17
`18
`19
2021*

- Existing immuno-oncology therapies are CTLA-4, PD-1 and PD-L1 antagonists and are approved for many disease indications
- However, only 15 - 40% of solid tumors in patients respond to monotherapy
- Immuno-oncology market will be worth approximately US$14 billion in 2019, rising to US$34 billion by 2024, with checkpoint therapies accounting for most of the market[2]

Notes
(1) Expected timing, actual results may differ (BMS ASCO 2017 Investor Presentation)
(2) Global Data, Immuno-Oncology Strategic Insight: Multi-Indication and Market Size Analysis (May 2016)

4

LAG-3 Therapeutic Landscape Overview

Immutep is the leader in developing LAG-3 modulating therapeutics

Program	Eftilagimod Alpha (IMP321)	LAG525 (IMP701)	GSK2831781 (IMP731)	Relatlimab
Company	immutep	NOVARTIS	gsk	BMS
Late stage	1 trial			2 trials
Phase 2	1 trial	3 trials	1 trial	12 trials
Phase 1	3 trials	2 trials	1 trial	10 trials
Preclinical				
Total estimated patients*	424	1,017	347	7,794

Program	MK4280	BI 754111	TSR-033	MGD013	XmAb-22841	INCAGN02385	FS-118	SYM022
Company	Merck & Co. Inc.	B.I.	Tesaro(1)	Macrogenics	Xencor	Incyte Corp.	F-Star	Symphogen A/S
Pivotal								
Phase 2	1 trial	1 trial						
Phase 1	2 trials	3 trials	1 trial	1 trial	1 trial	1 trial	1 trial	1 trial
Preclinical								
Total estimated patients*	814	529	260	243	230	55	51	30

Program	IMP761	AM003	TSR-075	IBI-110	LAG-3/ PDL1 Bi.	LAG-3 Bi.
Company	immutep	Armo Biosciences	Tesaro(1)	Innovent Biologics	Avacta Group	TRIGR Therapeutics
Pivotal						
Phase 2						
Phase 1						
Preclinical						

Key

Indicates one product; size indicates stage of development, green = product either developed by Immutep or under license from Immutep

Indicates No. of patients on trials

Notes:
Sources: GlobalData, company websites, clinical trials.gov, and sec.gov
Information as of March 28, 2019, includes planned and completed trials, includes trials where the company may not be the sponsor
(1) Tesaro was acquired by and is now part of GSK

5

Eftilagimod Alpha (Efti, IMP321)

Eftilagimod Alpha Dimeric, very stable, high affinity for DC Antigen presenting cell (APC) activator Unique mechanism of action and potentially first-in-class Efti is a soluble recombinant fusion protein consisting of the Fc portion of a human antibody and the four extracellular domains of LAG-3 CH3 CH2 Hinge CH1 VH VL CL Human IgG1 Soluble LAG-3 CH3 CH2 Hinge IMP321 “LAG-3Ig” D4 D3 D2 D1 D1 D2 D3 D4 MHC II binding site

Only APC targeting LAG-3 product candidate currently in clinical development A unique approach (“turning cold tumors into hot tumors” with LAG-3) Synergistic with other therapeutic agents and modalities e.g. IO agents, chemotherapy Efti - Innovative LAG-3 IO Product Candidate Efti is a MHC II agonist APC activator Boost and sustain the CD8+ T cell responses Activate multiple immune cell subsets “PUSHING THE ACCELERATOR ON IMMUNE RESPONSES” “RELEASING THE BRAKE ON THE T CELL” LAG-3 antagonist, or blocking, antibodies: Immune checkpoint inhibitor Increase cytotoxicity of the pre-existing CD8 T cell response

Eftilagimod Alpha Clinical Trials*

immutep
LAG-3 IMMUNOTHERAPY

*Expecting multiple data readouts throughout H2 2019**

Program	Preclinical	Phase I	Phase II	Late Stage	Commercial
Oncology					
Eftilagimod Alpha (LAG-3Ig or IMP321), APC activating fusion protein	**AIPAC** (Chemo-IO Combo) Metastatic Breast Cancer			2019	Global Rights immutep
	TACTI-002[1] (IO-IO Combo) NSCLC (1st/2nd L.) HNSCC (2nd)		2019	MERCK INVENTING FOR LIFE	Global Rights immutep
	INSIGHT-004[2],[3],[4] (IO-IO Combo) Solid Tumors	2019	Pfizer; Merck KGaA, Darmstadt, Germany		Global Rights immutep
	TACTI-mel (IO-IO Combo) Melanoma	2019			Global Rights immutep
	INSIGHT[2] (In situ Immunization) Solid Tumors	2019			Global Rights immutep
	EOC 202[5] (Chemo-IO Combo) Metastatic Breast Cancer		EOC		Chinese Rights EOC

Notes

* Actual timing of data readouts may differ from expected timing shown above. Information in pipeline chart current as at 12 February 2019.

(1) In combination with KEYTRUDA® (pembrolizumab) in non-small cell lung carcinoma ("NSCLC") or head and neck carcinoma ("HNSCC"); clinical trial is currently planned and not active

(2) INSIGHT Investigator Initiated Trial ("IIT") is controlled by lead investigator and therefore Immutep has no control over this clinical trial

(3) In combination with BAVENCIO® (avelumab)

(4) Clinical trial is currently planned and not active

(5) EOC Phama is the sponsor of the EOC 202 clinical trial which is being conducted in the People's Republic of China

9

Efti Clinical Development Overview

Efti - Areas of Development Multiple Strategies Chemo-immunotherapy Exploit the antigen debris from chemotherapy with an APC activator à combination with agents such as taxanes (e.g. paclitaxel) Phase I Solid Tumors (Cytlimic) Phase I INSIGHT - Stratum A+B (IKF3) Phase I TACTI-mel (Immutep) Phase II TACTI-002 (Immutep1) Phase I INSIGHT – Stratum D (Immutep2) European Phase IIb AIPAC (Immutep) Chinese Phase I Chemo Combo in MBC pts (EOC) Notes In collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) and in combination with KEYTRUDA® (pembrolizumab) In collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. and in combination with BAVENCIO® (avelumab) INSIGHT Investigator Initiated Trial (“IIT”) is controlled by lead investigator and therefore Immutep has no control over this clinical trial Efti has multiple shots on goal in different indications and in different combinations Cancer vaccine or in situ vaccination Stimulate the immune system locally à intratumoral or in vaccination studies IO-IO combination Increase response rates and durability, overcoming resistance in combination with IO agents with complementary mechanisms (e.g. pembrolizumab, avelumab)

Efti TACTI-mel results

Part A: 1, 6 and 30 mg efti s.c. every 2 weeks starting with cycle 5 of pembrolizumab Part B: efti at 30 mg s.c. every 2 weeks starting with cycle 1 of pembrolizumab à Status: recruitment completed; interim results on following slides Pembrolizumab (Keytrudaâ) 2 mg/kg every 3 weeks i.v. part A and B Phase I, multicenter, open label, dose escalation 24 patients, 4 cohorts of 6 patients Efti (IMP321) + anti-PD-1 (Keytrudaâ) Recommended Phase II dose, safety and tolerability Efti in Melanoma TACTI-mel – Trial Design 7 sites in Australia TACTI-mel: Two ACTive Immunotherapeutics in Melanoma Other objectives PK and PD of efti, response rate, PFS Patient Population Metastatic melanoma

Efti in Melanoma TACTI-mel – Safety Part A + B Adverse Event* Any grade N (%) ≥ Grade 3 N (%) Abdominal pain (various terms) 5 (21) - Arthralgia 5 (21) 1 (4) Cough 4 (17) - Diarrhea / Colitis 6 (25) 1 (4) Fatigue 12 (50) - Headache 4 (17) - Injection site reaction 6 (25) - Nausea 7 (29) - Rash## 12 (50) 1 (4) * - Adverse events occurred in > 15 % of pts ## - any kind of rash Frequent TEAE (selected if ≥ 15 % of pts) 2 pts died due to AE (grade 4 intracranial hemorrhage, not related to treatment; grade 4 Sepsis, not related to treatment) 1 pt disc. due to an AE (anaemia; not related to treatment) 6 pts experienced treatment delays due to AEs Reported term Grade 3 N (%) Grade 4 N (%) Rel to efti / pembro Maculo-papular rash 1 (4%) - No / Yes Decreased renal function 1 (4%) - Yes / No Colitis 1 (4%) - No / Yes Altered liver functions 1 (4%) - No / Yes Arthralgia 1 (4%) - No / Yes Grade 3 / 4 TEAEs and rel. to study treatment 10 SAEs in 9 pts; one related to pembrolizumab, none to efti 6 pts (25%) with ≥ 1 AE ≥ grade 3 (no grade 5) Efti has a favorable safety profile in combination with pembrolizumab - No DLTs or MTDs and no new safety signals observed preliminary data, cut-off February 2019

Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant

Efti in Melanoma
TACTI-mel – Blood Pharmacodynamics

immutep
LAG-3 IMMUNOTHERAPY

Sustained markers of immune response observed

Part A

IFN-g (not yet available for Part B)


[IFN-γ] (pg/ml)
30
25
20
15
10
5
**
**
Pre
Post
Pre
Post
1st application
6 months

Part B

Activated CD4 T cells


DR+ CD38+ CD4 T cells (cells/µl)
50
45
40
35
30
25
20
15
10
5
**
Baseline
3 months
6 months

Part B

Activated CD8 T cells


DR+ CD38+ CD8 T cells (cells/µl)
50
45
40
35
30
25
20
15
10
5
Baseline
3 months
6 months

- ✓ At 6 months, pre-dose (i.e. 14 days after last injection) serum IFN-γ is elevated: sustained increase of systemic Th1 status (i.e. not at the tumor site only, but in the whole organism)
- ✓ Also increased absolute numbers of activated CD4 and CD8 cells for all patients in part B
- ✓ Improved Th1 status and increased activated T cells numbers have also been reported for efti + chemo (AIPAC)

preliminary data, cut-off February 2019

15

Baseline Characteristics Part A N = 18 (%) Part B N = 6 (%) Overall N =24 (%) Median Age 67 yrs 61 yrs 62 yrs Sex (f/m) 6% / 94% 17% / 83% 8% / 92 % ECOG 1 / 0 22% / 78% 50% / 50% 29% / 71 % Pre-treated with BRAF/MEK/ipilimumab 5 (28%) 0 (0%) 5 (21%) Poor prognostic marker at study entry Elevated LDH (>ULN) 7 (39%) 5 (83%) 12 ( 50%) Liver metastasis 10 (56%) 2 (33%) 12 (50%) Lung metastasis 11 (61%) 5 (83%) 16 (67%) Metastatic stage M1c 14 (78%) 6 (100%) 20 (83%) Efti in Melanoma TACTI-mel – Baseline Characteristics Patients in very late stage of disease (M1c, elevated LDH, liver metastasis) preliminary data, cut-off February 2019

Best Overall Response acc. to irRC N = 18 (%) irCR 1 (6%) irPR# 5 (28%)# irSD 6 (33%) irPD 6 (33%) Best overall response rate (ORR) 6 (33%) Patients with tumor shrinkage 10 (56%) Disease control rate 12 (66%) # - incl. 1 pt with complete disappearance of all target lesions; CR acc. to RECIST 1.1 Waterfall plot* (part A) (starting with cycle 5 of pembrolizumab) Majority not responding to pembrolizumab monotherapy à Tumor shrinkage in 56 % incl. 2 pts with disappearance of all target lesions Efti in Melanoma TACTI-mel – Results Part A * - according to irRC Spider plot* (part A) (starting with cycle 5 of pembrolizumab) preliminary data, cut-off February 2019 Exploratory analysis (C1D1 pembrolizumab): ORR of 61%

Best Overall Response acc. to irRC N = 6 (%) irCR 0 (0%) irPR# 3 (50%)# irSD 1 (13%) irPD 2 (25%) Best overall response rate (ORR) 3 (50%) Patients with tumor shrinkage 3 (50%) Disease control rate 4 (66%) # - incl. 1 pt with complete disappearance of all target lesions Waterfall plot* (part B) Confirmed deep partial responses in 3 (50%) of the pts Treatment of 4 pts ongoing, all over 6 months Efti in Melanoma TACTI-mel – Results Part B * - acc to irRC Spider plot* (part B) preliminary data, cut-off February 2019

Efti (IMP321) in Melanoma
TACTI-mel – Results Part B – Single Case

immutep
LAG-3 IMMUNOTHERAPY

July 2018 (baseline) **January 2019 (6 months)**


L
Lung
L
L
Liver
L

- 69 year old male
- Multiple lung, bone, liver and lymph node metastases from melanoma → **M1C stage**
- BRAF wild type
- ECOG 1

→ clear regression of lung and liver metastases → treatment continues (6+ months)

preliminary data, cut-off February 2019

19

Efti in Melanoma
TACTI-mel – Analysis Parts A+B (1)

immutep
LAG-3 IMMUNOTHERAPY

Overall response rate is 58% and 58% of patients are progression-free 6 months after start of pembrolizumab (1)

ORR acc. to irRC (C1/D1 analysis)[(1)]	N = 24 (%)
irCR	1 (4%)[(1)]
irPR#	13 (54%)[(1),(2)]
irSD	6 (25%)[(1)]
irPD	4 (17%)[(1)]
Overall response rate (ORR)	**14 (58%)[(1)]**
Progression-free at 6 months	**14 (58%)[(1)]**

Waterfall Plot* (part A+B)
(starting cycle 1 day 1 pembrolizumab)



300
100
50
0
-50
-100
% change from baseline
Best response:
irPD
irSD
irPR
irCR
n = 24

Note Trial Design TACTI-mel part A: Combination treatment of efti and pembrolizumab starts at cycle 5 in patients not responding well or progressing on pembrolizumab → difficult to compare to any historical control

How does the efficacy looks from the start of pembrolizumab?
→ Performed exploratory analysis starting from cycle 1 day 1 of pembrolizumab, including the 4 cycles pembrolizumab monotherapy ("C1/D1 Analysis") and include pts from part B preliminary data, cut-off February 2019

20

Notes
(1) Response rates determined by C1/D1 Analysis for part A
(2) Includes 2 patients with complete disappearance of all target lesions, but with remaining non-target lesions or lymph nodes

Swimmerplot parts A + B (starting cycle 1 day 1 pembrolizumab) No treatment termination due to safety issues of the combination 5+ pts on treatment for > 12 months à durable responses 8 (4 part A) and (4 part B) patients still progression free and under treatment Conclusion BOR (C1D1) irPR irPR irPR irSD irCR irPR irPR irPR irPR irSD irPR irPR irSD irPR irPD irSD irPR irPD irPR irSD irPD irPR irPD irPD Efti in Melanoma TACTI-mel – Analysis Parts A+B (2) Note: BOR – best overall response per patient with start of pembrolizumab as baseline preliminary data, cut-off February 2019

Efti in Melanoma
Comparison to historical controls

immutep
LAG-3 IMMUNOTHERAPY

How does the data fit in the treatment landscape and in comparison to pembro monotherapy?

TACTI-Mel enrolled ipilimumab (ipi) naive and ipi pre-treated patients → Keynote-002 (pre-treated) and Keynote-006 (naive) used for comparison

Baseline Characteristics	Tacti-Mel (C1/D1 response analysis) Pembro 2 mg/kg N=24 in %	KN-006 (ipi naive) Pembro 10 mg/kg n=277 in %	KN-002 (ipi pre-treated) Pembro 2 mg/kg n=180 in %
Metastatic stage M1c	83%	68%	82%
ECOG 1 / 0	29% / 71%	32% / 68%	45% / 55%
irCR	4%[(1)]	6%[(2)]	2%[(2)]
ORR	**58%**[(1)]	**33%**[(2)]	**21%**[(2)]
Progression-free at 6 months	**58%**[(1)]	**46%**[(2)]	**34%**[(2)]

58 % response rate[(1, 2)] and **58 % progression free at 6 months**[(1, 2)] with the PD-1 antagonist **pembrolizumab** and APC activator **eftilagimod alpha** in **very late stage partly pre-treated metastatic melanoma patients**

preliminary data, cut-off February 2019

Notes
(1) Response rates determined by C1/D1 Analysis
(2) TACTImel used irRC and KN-002 and KN-006 ECIStT1.1
(3) Source of the figure: 7th edition (2010) of the AJCC cancer staging manual

22

Efti Clinical Development Updates TACTI-002 / INSIGHT-004 /AIPAC

Phase II, multi-national (EU + US + AU), open label Simon’s 2 stage design; 3 indications; 109 pts ORR, PFS, OS, PK, Biomarker; Safety and tolerability Patient Population A: 1st line NSCLC PD-X naive B: 2nd line NSCLC, PD-X refractory C: 2nd line HNSCC, PD-X naïve Treatment 30 mg Efti (IMP321) s.c. 200 mg Pembrolizumab i.v. Efti (IMP321) + Pembrolizumab (Keytrudaâ) for 12 months + 12 months pembrolizumab mono 13 sites in Europe / US / Australia Fully approved in all countries (ES, GB, US, AU) >10 patients enrolled First data expected mid 2019 Status Report (Apr 2019) Efti - Clinical Development TACTI-002 (Phase II) NSCLC – non-small-cell lung cancer, HNSCC – head and neck squamous cell cancer, ORR – overall response rate, PFS – progression free survival, OS – overall survival, PK –pharmacokinetics, PD-X – any PD-1 or PD-L1 treatment Key features: PD-X refractory patients (part B), chemo-free option for NSCLC, first FDA IND In collaboration with TACTI-002: Two ACTive Immunotherapeutics in different indications

Chemo-
Immuno-
Combo
IO-IO
Combo
Vaccine
Adjuvant

Efti - Clinical Development INSIGHT-004 (Phase I)

immutep
LAG-3 IMMUNOTHERAPY

INSIGHT-004 – Dose escalation of efti in combination with avelumab

Dose escalation, solid tumors, 2 cohorts of 6 pts each → Efti (IMP321) + Avelumab (Bavenico®) for 6 months + 6 months avelumab monotherapy → Phase I, monocenter DE, open label, IIT → **RP2D, Safety,** ORR, PFS, PK, PD

Patient Population	Solid tumors after failure of standard therapy
Treatment	6/30 mg Efti (IMP321) s.c. 800 mg avelumab i.v.; Both every 2 weeks

Status Report (Apr 2019)

- ✓ 1 site in Germany
- ✓ Protocol approved by CA/ ED
- First patient expected in Q2 2019

<u>In collaboration with</u>

Pfizer, Merck KGaA & I.K.F.

Key features: safety with a PD-L1 antagonist avelumab

R2PD – recommended phase 2 dose, ORR – overall response rate, PFS – progression free survival, OS – overall survival, PK –pharmacokinetics

25

Efti - Clinical Development AIPAC

immutep
LAG-3 IMMUNOTHERAPY

AIPAC: Active Immunotherapy PACLitaxel in MBC

Safety-run in, 15 (6+9) patients, 2 cohorts → Stage 2 → Arm 1, *113* patients: paclitaxel + IMP321 / Arm 2, *113* patients: paclitaxel + placebo → Phase IIb, multinational, randomized, double-blind → Run-in: RP2D; Stage 2: Efficacy (PFS)

Other Objectives	Anti-tumor activity, safety and tolerability, PK, immunogenicity, quality of life
Patient Population	Advanced MBC indicated to receive 1st line weekly paclitaxel
Treatment	Run-in: Paclitaxel + IMP321 (6 or 30 mg) Arm 1: Paclitaxel + IMP321 (30 mg) Arm 2: Paclitaxel + Placebo
Location	>30 sites in 7 (GB, DE, PL, HU, FR, BE, NL) EU countries

Status Report (Apr 2019)

- ✓ To-date, efficacy and safety data (ASCO 2018) in-line with historical control group / prior clinical trials (Brignone et al J Trans Med 2010, 8:71)
- ✓ Regulatory approval in 7 EU countries
- ✓ >200 patients recruited in Stage 2 → LPI expected May/Jun 2019
- Primary read out expected within 12 months dependent on the number of events, but not before Q.4 2019

Key features: double blinded, potentially pivotal trial in metastatic breast cancer patients

R2PD – recommended phase 2 dose, ORR – overall response rate, PFS – progression free survival, OS – overall survival, PK –pharmacokinetics

26

Chemo-
Immuno-
Combo
IO-IO
Combo
Vaccine
Adjuvant

Efti - Areas of Development Potential Target Markets

immutep
LAG-3 IMMUNOTHERAPY

Treatment Landscape MBC (Before AIPAC)

Treatment Landscape (Today)

HER2-negative / HR positive MBC (~65 % of all breast cancers)

~ 40-66 % 1-2 lines of endocrine therapy

66 %[2] endocrine therapy ± CDK 4/6 ± everolimus

Chemotherapy (paclitaxel, capecitabine and others)

MBC patients are heavier pre-treated → chemotherapy may be less effective

AIPAC randomized → no bias

MBC

- ~**800,000 new cases** p.a. worldwide with **$HER^{-}HR^{+}$ BC**
- Despite all changes → no improvement for patients receiving chemotherapy
- Paclitaxel one of the most widely used chemotherapies

Other indications/combinations

- Efti is investigated in **melanoma** with **pembrolizumab** (2019 estimated global sales of US$9.8 billion[1])
- Efti is investigated in **head and neck** and two different treatment lines of **NSCLC with pembrolizumab**
- Efti is investigated with **avelumab** (2019 estimated sales of US$242 million[1])

Multiple shots on goal in large indications → efti not limited by indication/combination

Notes
(1) Source: GlobalData 2019
(2) Caldeira et al Oncology and therapy 2016; 4:189-197

MBC – metastatic breast cancer BC – breast Cancer
NSCLC – non-small cell lung cancer

27

Favorable safety profile Sustained systemic immune response Encouraging efficacy data in different settings Clinical trials with industry leading collaborators Potentially low cost of goods Potential pipeline in a product Late stage clinical development with multiple “shots on goal” Efti Summary

Thank you!